SO 3/11/04

SECURITIES 04004845 **ION**
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SEC FILE NUMBER
8-27483

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beacon Investment Company

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. Main Street, Suite 200
(No. and Street)

Ann Arbor	MI	48104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Audrey L. Johnson — (734) 662-1200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 155 SEC

PROCESSED MAR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Audrey L. Johnson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Beacon Investment Company, as of Wednesday, December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
20th day of February 2004

Nancy J. Simonson
Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Beacon Investment Company

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Beacon Investment Company
Table of Contents
December 31, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Beacon Investment Company

We have audited the accompanying statement of financial condition of Beacon Investment Company as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beacon Investment Company as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 30, 2004

Beacon Investment Company
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 373,896
Money market fund	969,162
Deposit with clearing broker	100,000
Investment management fees receivable	28,897
Securities owned	774,690
Equipment	81,252
Other assets	13,108
Total assets	$ 2,341,005

Liabilities and Stockholders' Equity

Liabilities	
Accrued profit sharing contribution	$ 170,646
Accounts payable and other accrued expenses	247,924
Total liabilities	418,570
Stockholders' equity	
Common stock	2,454
Paid-in capital	555,604
Retained earnings	1,364,377
Total stockholders' equity	1,922,435
Total liabilities and stockholders' equity	$ 2,341,005

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Beacon Investment Company (the "Company") is a registered securities broker-dealer and a registered investment advisor. The Company provides brokerage services to retail and institutional customers located throughout the United States. Customer transactions are cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, trusts and retirement plans.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned—Securities owned consist of U.S. Government obligations and are carried at market value.

Income Recognition—Securities transactions and the related income and expenses are recorded on trade date.

Investment management fees are recognized as earned.

Equipment—Equipment is recorded at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

Income Taxes—The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

Advertising—The Company expenses the costs of advertising as the costs are incurred.

Cash Equivalents—Cash equivalents are all highly liquid investments purchased with a maturity of three months or less.

Note 2 Equipment

Equipment at December 31, 2003 is recorded at cost and is net of accumulated depreciation of $267,509.

Note 3 Commitments

Under a lease for office space expiring October 31, 2006, the minimum annual rental is $158,220, exclusive of additional payments that may be required for certain increases in operating and maintenance costs and changes in the Consumer Price Index. Future minimum annual rentals under this lease are:

2004	$ 158,220
2005	158,220
2006	131,850
	$ 448,290

Note 3 Commitments, *Continued*

An agreement with the stockholders provides that the Company would, under certain circumstances, be required to purchase the stock owned by stockholders at a price as defined in the agreement.

Note 4 Profit Sharing 401(k) Plan

The Company's profit sharing plan includes a 401(k) arrangement covering all eligible employees. The plan provides for safe harbor nonelective contributions and discretionary profit sharing contributions. In addition, the plan provides for employee salary deferral contributions to their respective participant accounts.

Note 5 Related Parties

Commission income includes amounts earned from the Company's profit sharing plan and certain stockholders. The same stockholders and the 401(k) profit sharing plan receive investment advisory services at no cost.

Note 6 Off-Balance-Sheet and Financial Instrument Risk

Money market fund investments and the deposit with the clearing broker represent a concentration of credit risk. The Company, at December 31, 2003, had uninsured deposits with a bank and its clearing broker of approximately $843,058. Management believes that the Company is not exposed to any significant credit risk on cash.

Securities transactions of customers are introduced to and cleared through its clearing broker on a fully disclosed basis, and under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to minimize the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $50,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $1,771,000 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.